UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-130545-18

Merrill Lynch Mortgage Investors, Inc.
(Exact name of registrant as specified in its charter)

OWNIT MORTGAGE LOAN TRUST, SERIES 2006-5
(Exact name of issuing entity as specified in its charter)

250 Vesey Street, 4 World Financial Center 28th Floor New York, New York, 10080, (212) 449-0357
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1A, Class A-1B, Class A-2A, Class A-2B, Class A-2C, Class A-2D, Class M-1, Class M-2, Class M-3,
Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3 and Class R Certificates
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☒

   Approximate number of holders of record as of the certification or notice date: 13

   Pursuant to the requirements of the Securities Exchange Act of 1934 Merrill Lynch Mortgage Investors, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Litton Loan Servicing LP, as Master Servicer

Date: January 22, 2007	By: /s/ Elizabeth Folk
Name: Elizabeth Folk
Title: Senior Vice President & CFO